FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 14, 2012, announcing Registrant’s financial results for the third quarter 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 14, 2012	By: /s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Announces Third Quarter 2012 Results

Petah Tikva, Israel – November 14, 2012 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2012.

Revenues for the third quarter of 2012 were $89 million, compared to $83.9 million for the same period in 2011. On a GAAP basis, operating income for the third quarter of 2012 was $3.2 million compared to an operating income of $1.9 million in the third quarter of 2011. Net income for the third quarter of 2012 was $3.3 million, or $0.08 per diluted share compared to net income of $4.3 million, or $0.10 per diluted share in the third quarter of 2011.

On a non-GAAP basis, operating income for the third quarter of 2012 was $5.7 million compared to an operating income of $4.3 million in the third quarter of 2011. On a non-GAAP basis, net income for the period was $5.8 million, or $0.13 per diluted share, compared to net income of $2.3 million, or $0.05 per diluted share, in the comparable period in 2011.

EBITDA for the third quarter of 2012 reached $9.8 million compared with $8.1 million in the comparable period in 2011.

Cash generated from operations was $8.5 million in the quarter.

“The third quarter of 2012 was a strong quarter for Gilat as we saw an increase in revenues and operating income on both a sequential and year-over-year basis,” stated Erez Antebi, Chief Executive Officer of Gilat. “We have generated significant cash from operations and continue to invest back into our strategic business segments.”

“On the business side, we have seen a strong rate of implementation at NBN Co. in Australia and initial orders for our Ka CPE from a large European ISP as part of the SES Broadband Services consumer rollout,” Antebi noted. “In our Services division, we have closed new contracts and expanded on existing contracts, while we continue to make progress in our Defense division, even while the macro defense industry remains challenging. We remain focused on our strategic growth segments of Ka and Satellite-on-the-Move, as well as our drive to increase profitability and generate cash.”

Key Recent Announcements:

-	Strategic Appointment of Michael Barthlow to Strengthen US Sales Efforts;

-	Raysat E-7000 Low-Profile Antenna System Taking Center Stage in the Broadcast of Live Video Footage from Emerging World Events as They Happen;

-	Gilat’s Spacenet Equipped its 10,000th Dollar General Store with Advanced SkyEdge VSAT Technology;

-	First Ka-Band VSAT Order Received from One of Europe’s Largest Satellite Broadband ISPs as Part of SES Broadband Services’ Consumer Rollout;

-	Enhancement of SkyEdge VSAT Platform’s Disaster Recovery Capabilities with Automated Dual IPSec.

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT/ 09:30 EST/ 16:30 IST (Israel Standard Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0609, and US-based participants are invited to access the call by dialing (888) 668-9141. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST November 17, 2012.  International participants are invited to access the replay at (972) 3-925-5900, and US-based participants are invited to access the replay by dialing (888) 295-2634. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Phil Carlson / Josh Dver, KCSA pcarlson@kcsa.com / jdver@kcsa.com 1 (212) 896 1233 / 1239	David Leichner, Gilat Satellite Networks Ltd. davidle@gilat.com (972) 3 925 2321

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	September 30,	December 31,
	2012	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	61,026	56,231
Short-term restricted cash	2,453	7,034
Restricted cash held by trustees	7,752	1,549
Trade receivables, net	61,719	51,654
Inventories	27,913	31,933
Other current assets	28,781	25,767
Total current assets	189,644	174,168

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,152	2,025
Severance pay fund	9,233	9,722
Long-term trade receivables, receivables in respect of capital
leases and other receivables	19,367	20,219
Total long-term investments and receivables	29,752	31,966

PROPERTY AND EQUIPMENT, NET	96,075	100,926

INTANGIBLE ASSETS, NET	46,010	49,927

GOODWILL	89,691	89,691

TOTAL ASSETS	451,172	446,678

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	September 30,	December 31,
	2012	2011
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	4,161	2,971
Current maturities of long-term loans and convertible notes	22,299	19,092
Trade payables	26,249	25,477
Accrued expenses	22,988	25,609
Short-term advances from customer, held by trustees	4,487	1,551
Other current liabilities	33,756	36,764

Total current liabilities	113,940	111,464

LONG-TERM LIABILITIES:
Accrued severance pay	9,193	9,445
Long-term loans, net	41,668	40,353
Other long-term liabilities	22,010	25,341

Total long-term liabilities	72,871	75,139

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,900	1,882
Additional paid in capital	868,928	867,098
Accumulated other comprehensive income	1,869	541
Accumulated deficit	(608,336)	(609,446)

Total equity	264,361	260,075

TOTAL LIABILITIES AND EQUITY	451,172	446,678

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
	September 30, 2012			September 30, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	89,009	-	89,009	83,862	-	83,862
Cost of revenues	60,588	(1,661)	58,927	54,376	(1,731)	52,645
Gross profit	28,421	1,661	30,082	29,486	1,731	31,217
	32%		34%	35%		37%
Research and development expenses:
Expenses incurred	7,699	(114)	7,585	8,387	(61)	8,326
Less - grants	661	-	661	1,005	-	1,005
	7,038	(114)	6,924	7,382	(61)	7,321
Selling and marketing expenses	9,346	(345)	9,001	11,556	(322)	11,234
General and administrative expenses	8,840	(384)	8,456	8,627	(250)	8,377
Operating income	3,197	2,504	5,701	1,921	2,364	4,285
Financial expenses, net	(412)	-	(412)	(1,081)	-	(1,081)
Other income	-	-	-	4,385	(4,385)	-
Income before taxes on income	2,785	2,504	5,289	5,225	(2,021)	3,204
Taxes on income (tax benefit)	(536)	-	(536)	924	-	924
Net income	3,321	2,504	5,825	4,301	(2,021)	2,280

Basic net earnings per share	0.08		0.14	0.10		0.06
Diluted net earnings per share	0.08		0.13	0.10		0.05

Weighted average number of shares used in
computing net earnings per share:
Basic	41,462		41,462	40,990		40,990
Diluted	42,302		43,807	41,949		42,832

(1) Adjustments reflect the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets related to acquisition transactions and other income.

		Three months ended			Three months ended
		September 30, 2012			September 30, 2011
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues		88			72
Research and development		114			61
Selling and marketing		116			95
General and administrative		384			250
		702			478

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues		1,573			1,659
Selling and marketing		229			227
		1,802			1,886

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES U.S. dollars in thousands (except per share data)

		Nine months ended			Nine months ended
	September 30, 2012			September 30, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	250,935	-	250,935	245,597	-	245,597
Cost of revenues	170,796	(4,948)	165,848	157,631	(5,717)	151,914
Gross profit	80,139	4,948	85,087	87,966	5,717	93,683
	32%		34%	36%		38%
Research and development expenses:
Expenses incurred	24,274	(243)	24,031	26,113	(174)	25,939
Less - grants	2,345	-	2,345	2,740	-	2,740
	21,929	(243)	21,686	23,373	(174)	23,199
Selling and marketing expenses	30,097	(973)	29,124	34,748	(1,054)	33,694
General and administrative expenses	25,114	(1,020)	24,094	26,734	(795)	25,939
Costs related to acquisition transactions	-	-	-	256	(256)	-
Operating income	2,999	7,184	10,183	2,855	7,996	10,851
Financial expenses, net	(2,427)	-	(2,427)	(1,818)	-	(1,818)
Other income	-	-	-	6,211	(6,211)	-
Income before taxes on income	572	7,184	7,756	7,248	1,785	9,033
Taxes on income (tax benefit)	(538)	-	(538)	1,568	-	1,568
Net income	1,110	7,184	8,294	5,680	1,785	7,465

Basic net earnings per share	0.03		0.20	0.14		0.18
Diluted net earnings per share	0.03		0.19	0.14		0.17

Weighted average number of shares used in
computing net earnings per share
Basic	41,346		41,346	40,868		40,868
Diluted	42,224		43,355	42,059		42,925

(1) Adjustments reflect the effect of non-cash stock options expenses as per ASC 718, costs related to acquisition transactions,  amortization of intangible assets related to acquisition transactions and other income.

		Nine months ended			Nine months ended
		September 30, 2012			September 30, 2011
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues		230			226
Research and development		243			174
Selling and marketing		285			339
General and administrative		1,020			795
		1,778			1,534

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues		4,718			5,491
Selling and marketing		688			715
		5,406			6,206

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	250,935	245,597	89,009	83,862
Cost of revenues	170,796	157,631	60,588	54,376
Gross profit	80,139	87,966	28,421	29,486
Research and development expenses:
Expenses incurred	24,274	26,113	7,699	8,387
Less - grants	2,345	2,740	661	1,005
	21,929	23,373	7,038	7,382
Selling and marketing expenses	30,097	34,748	9,346	11,556
General and administrative expenses	25,114	26,734	8,840	8,627
Costs related to acquisition transactions	-	256	-	-
Operating income	2,999	2,855	3,197	1,921
Financial expenses, net	(2,427)	(1,818)	(412)	(1,081)
Other income	-	6,211	-	4,385
Income before taxes on income	572	7,248	2,785	5,225
Taxes on income (tax benefit)	(538)	1,568	(536)	924
Net income	1,110	5,680	3,321	4,301

Basic net earnings per share	0.03	0.14	0.08	0.10
Diluted net earnings per share	0.03	0.14	0.08	0.10

Weighted average number of shares used in
computing net earnings per share
Basic	41,346	40,868	41,462	40,990
Diluted	42,224	42,059	42,302	41,949

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income	1,110	5,680	3,321	4,301
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	16,591	18,051	5,893	5,682
Gain from the sale of an investment accounted for at cost	-	(3,034)	-	(3,034)
Stock-based compensation related to employees	1,778	1,534	702	478
Accrued severance pay, net	238	(264)	(73)	(71)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(95)	231	(26)	259
Exchange rate differences on long-term loans	9	150	133	(372)
Capital loss from disposal of property and equipment	47	118	50	49
Deferred income taxes	(1,079)	1,161	(749)	791
Increase in trade receivables, net	(10,624)	(2,907)	(3,510)	(2,926)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(2,326)	(19,237)	3,102	(303)
Decrease (increase) in inventories	2,447	(3,695)	2,842	(2,709)
Increase (decrease) in trade payables	833	3,154	(4,576)	3,578
Increase (decrease) in accrued expenses	(2,631)	(564)	3,516	458
Increase (decrease) in advances from customer, held
by trustees, net	2,936	1,609	(2,066)	2,613
Decrease in other accounts payable and other long term liabilities	(5,744)	(10,379)	(25)	(8,817)
Net cash generated from (used in) operating activities	3,490	(8,392)	8,534	(23)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(3,428)	(6,104)	(1,262)	(2,212)
Proceeds from sale of an investment accounted for at cost	-	3,034	-	3,034
Investment in restricted cash held by trustees	(28,701)	(6,320)	(11,081)	(6,320)
Proceeds from restricted cash held by trustees	22,516	4,447	13,441	3,431
Investment in restricted cash (including long-term)	(15,417)	(14,731)	(6,303)	(2,589)
Proceeds from restricted cash (including long-term)	20,877	16,969	6,253	2,878
Proceeds from working capital adjustment to subsidiary purchase price	-	1,465	-	-
Acquisitions of subsidiaries, net of cash acquired	-	(1,867)	-	-
Purchase of intangible asset	(82)	(26)	(10)	(5)
Net cash generated from (used in) investing activities	(4,235)	(3,133)	1,038	(1,783)

Cash flows from financing activities:
Repayment of convertible notes	-	(394)	-	-
Issuance of restricted stock units and exercise of stock options	18	20	6	6
Short-term bank credit, net	1,190	642	(11)	917
Proceeds from long-term loans	10,000	-	-	-
Repayment of long-term loans	(5,435)	(1,047)	(1,012)	(195)
Net cash generated from (used in) financing activities	5,773	(779)	(1,017)	728

Effect of exchange rate changes on cash and cash equivalents	(233)	(439)	(69)	(541)

Increase (decrease) in cash and cash equivalents	4,795	(12,743)	8,486	(1,619)

Cash and cash equivalents at the beginning of the period	56,231	57,238	52,540	46,114

Cash and cash equivalents at the end of the period	61,026	44,495	61,026	44,495

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	2,999	2,855	3,197	1,921
Add:
Non-cash stock-based compensation expenses	1,778	1,534	702	478
Costs related to acquisition transactions	-	256	-	-
Depreciation and amortization	16,591	18,051	5,893	5,682
EBITDA	21,368	22,696	9,792	8,081